Transcend Services, Inc. 945 East Paces Ferry Road, Suite 1475 Atlanta, GA 30326

Mr. Steven Jacobs

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Transcend Services, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 6, 2006

File No. 0-18217

May 16, 2006

Dear Mr. Jacobs,

We are in receipt of your letter dated May 2, 2006 regarding the financial statements and related disclosures in our 10-K for the fiscal year ended December 31, 2005 filed with the Commission on March 6, 2006. This letter is provided in response to your comments.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Consolidated Balance Sheets, page 17

945 East Paces Ferry Road, Suite 1475, Atlanta, GA 30326

1.	No amounts of unbilled receivables were included in the Transcend Services, Inc. balance sheet as of December 31, 2005 or 2004. The unbilled receivables were an asset that we acquired in conjunction with the acquisition of Medical Dictation, Inc. on January 31, 2005. Shortly after the acquisition date the receivables were billed and collected. We do not anticipate having any unbilled receivables at future balance sheet dates, but if we do, we will present them separately if they are material.

Note 2. Acquisitions, page 23

2.	With respect to our acquisition of Medical Dictation, Inc., we will modify the first paragraph of note 2 in future filings to explain our primary reasons for the acquisition and the factors that contributed to the purchase price. The modified paragraph will read as follows (additions underlined):

“Transcend acquired Medical Dictation, Inc. (“MDI”) on January 31, 2005 in a stock purchase transaction accounted for as a purchase. MDI is a Florida-based medical transcription service company. Transcend acquired MDI to expand its medical transcription business, capitalize on the potential for the acquired business to grow and leverage our fixed overhead costs across a larger revenue base. Transcend paid $4.8 million, consisting of a $3.5 million promissory note, $1.0 million in cash and $300,000 of Transcend common stock, and incurred acquisition-related costs of approximately $400,000. Factors that contributed to the purchase price included historical and projected MDI cash flows, the quality of the customer base, the potential for MDI to grow and what Transcend and MDI considered to be industry norms for comparable transactions. The consideration exchanged exceeded the value of the net tangible assets acquired by approximately $4.2 million, which was allocated as follows: …”

With regard to the MDI acquisition, we considered paragraphs 39 and A14 of SFAS 141 as it relates to the recognition of intangible assets apart from goodwill. MDI is a medical transcription services company. As such, we determined that customer relationships, both contractual and non-contractual, were the major significant intangible asset that could be separated from goodwill and valued. We engaged an independent consulting firm to perform a valuation analysis related to the MDI customer relationships. The firm calculated a value of $500,000 for customer relationships with an expected life of five years. The company accepted and used this valuation analysis to record the initial value of the MDI customer relationships and the related amortization of the asset over time.

The only other intangible asset which was valued separately from goodwill was a contractual covenant-not-to-compete. The same independent consulting firm valued this asset at $50,000 and its useful life as five years. We accepted and used this estimate.

Other acquired intangible assets we considered included the MDI trade name, the assembled workforce and technology-based intangible assets. The MDI trade name was deemed to have no material value apart from the somewhat related value of customer relationships. In accordance with SFAS 141, the assembled workforce cannot be separately valued. During due diligence, we determined that MDI had no material technology-based intangible assets (MDI “dials in” to customer transcription platforms but does not have its own in-house transcription platform). Accordingly, no separate value was placed on any of these three intangible assets.

3.	We accounted for our purchase of certain assets of the transcription business of PracticeXpert in accordance with SFAS 141. There were no net tangible assets acquired. The business acquired

945 East Paces Ferry Road, Suite 1475, Atlanta, GA 30326

consisted of customer contracts and relationships and the workforce which services the customers. Tangible assets such as accounts receivable and overhead elements (office space, systems, etc.) needed to support the business were retained by PracticeXpert. Transcend reimbursed PracticeXpert for overhead costs during a ninety-day transition period, after which we provided our own infrastructure to support the business. In future filings in which the PracticeXpert disclosure is required, we will modify our disclosure as follows:

Original disclosure:

“Effective December 30, 2005, the Company purchased certain assets of the transcription business unit of PracticeXpert. Under the terms of the agreement, Transcend will pay up to $500,000 over three years, on an earn-out basis. The consideration exchanged exceeded the value of the net tangible assets acquired by approximately $139,000, which was allocated as follows: $25,000 to customer relationships to be amortized over a period of five years and $114,000 to goodwill.”

Revised disclosure:

“Effective December 31, 2005, the Company purchased certain assets of the transcription business unit of PracticeXpert. Under the terms of the agreement, Transcend paid $40,000 at closing and in addition may pay up to $460,000 over three years on a contingent earn-out basis. The Company also incurred direct transaction fees of approximately $99,000. The consideration exchanged exceeded the value of the net tangible assets acquired by approximately $139,000, which was allocated as follows: $25,000 to customer relationships to be amortized over a period of five years and $114,000 to goodwill.”

The contingent consideration is based on the future “Cash Profits” of the business as defined in the agreement. Accordingly, in accordance with paragraphs 25-27 of SFAS 141, we have not recorded any contingent consideration as a liability because the amount of such consideration, if any, was indeterminable as of December 31, 2005 and remains indeterminable at March 31, 2006. If future contingent consideration becomes due and payable, we will record such consideration at that time in accordance with paragraphs 25-28 of SFAS 141.

4.	Under paragraph 9 of SFAS 141, a business combination occurs when an entity acquires net assets that constitute a business. Although no tangible net assets were acquired, the intangible assets acquired, namely customer contracts and relationships and the assembled workforce, constituted a real, ongoing business which immediately began generating tangible assets such as accounts receivable. Accordingly, we believe that it is appropriate to recognize goodwill related to the acquisition. Since the transaction was a business combination, the statements in paragraph 9 of SFAS 142 (not 141) that apply to business combinations apply. Those statements essentially refer us back to SFAS 141 to account for the business combination. We find the last sentence of paragraph 7 of SFAS 141 to apply in our situation: “In a business combination, an excess of the cost of the group over the sum of the amounts assigned to the tangible assets, financial assets, and separately recognized intangible assets acquired less liabilities assumed is evidence of an unidentified intangible asset or assets.”

Using a discounted cash flow model, we valued the customer contracts and relationships at $25,000 and determined that a five year amortization period would be appropriate. The workforce cannot be separately valued under SFAS 141. The remainder of the consideration ($114,000) was therefore allocated to goodwill.

See our response to your comment number three above regarding revisions to future disclosures.

945 East Paces Ferry Road, Suite 1475, Atlanta, GA 30326

Note 5. Commitments and Contingencies, page 25

5.	No amounts of unpaid invoices from OLOL were included in the TRCR balance sheet as of December 31, 2005 or 2004. All such amounts had been charged off against the allowance for doubtful accounts in previous years. Since no amounts of unpaid invoices from OLOL were included in the TRCR balance sheet, the litigation was not a factor in determining the allowance for doubtful accounts at either December 31, 2005 or 2004. In future filings, assuming no other changes occur to the status of the litigation, we will revise our disclosure as follows (additions underlined):

“On May 30, 2001, the Company filed a timely Answer that generally denied all liability, and the Company filed a counterclaim against OLOL primarily seeking fees owed by OLOL for services performed by the Company and interest on unpaid invoices. All unpaid invoices were charged off against the allowance for doubtful accounts in 2001.”

Please contact me directly if you have any questions related to the above responses.

Regards,

/s/ Lance Cornell
Lance Cornell
Chief Financial Officer
Transcend Services, Inc.
404-364-8001 X270 lance.cornell@trcr.com

945 East Paces Ferry Road, Suite 1475, Atlanta, GA 30326